EXHIBIT 99

BY FACSIMILE (301) 978-8038

The Nasdaq Stock Market, Inc.
9600 Blackwell Road
Rockville, MD 20850
Attn: Dara Fierro

May 8th, 2003

Re: SAES Getters S.p.A.

Dear Ms. Fierro:

As we discussed, notwithstanding the filing of Form 15 and the suspension of filing obligations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) as a result thereof, Saes Getters S.p.A. hereby confirms that it will continue to make all filings that would otherwise be required under the Exchange Act until such time as it is delisted from the Nasdaq Stock Market.

Yours Faithfully
SAES Getters S.p.A.

Name: Giulio Canale
Title: Managing Director